Exhibit 99.1
Grab to Execute Up to $400 Million of its Approved Share Repurchase Program
●Grab to repurchase up to $400 million of shares over the next 4 months through a combination of (i) an accelerated share repurchase agreement and (ii) a contingent forward purchase agreement
●Share repurchase underscores management's confidence in Grab's financial strength and long term trajectory
SINGAPORE, March 24, 2026 – Grab Holdings Limited (NASDAQ: GRAB) today announced that it has entered into (i) an accelerated share repurchase (“ASR”) agreement with JPMorgan Chase Bank, National Association (“JPM”) and (ii) a contingent forward purchase (“CFP”) agreement with Morgan Stanley & Co. LLC (“MS”) to repurchase $250 million and up to $150 million, respectively, worth of Grab's Class A ordinary shares, as part of its previously announced $500 million share repurchase program authorized by the Board of Directors in February 2026.
“The $250 million accelerated share repurchase and up to $150 million contingent forward purchase reinforce our commitment to providing sustainable, long-term value to shareholders. Our business continues to perform strongly and we remain convicted in the long-term growth trajectory of our business. We view the current share price dislocation as a clear opportunity to enhance shareholder value,” said Peter Oey, Chief Financial Officer of Grab. “Our trajectory toward our 2028 $1.5 billion Adjusted EBITDA1 and 80% Adjusted Free Cash Flow2 conversion targets3 also underscores the operational leverage we are now realizing. By leveraging our robust balance sheet and net cash liquidity position, we continue to maintain a disciplined approach to capital allocation by investing in our rapidly scaling ecosystem while being committed to returning excess cash to investors.”
Under the ASR agreement, Grab will pay $250 million to JPM for an initial delivery of approximately 54.9 million Class A ordinary shares, representing approximately 80% of the total shares that may be repurchased based on the last closing price of the shares. The final number of shares to be repurchased will be based on the average of the volume-weighted average prices of Grab’s Class A ordinary shares on specified dates during the term of the ASR agreement, less a customary discount, and subject to adjustments pursuant to the terms and conditions of the ASR agreement. The transactions under the ASR agreement are expected to be completed by Q2 2026.
1Adjusted EBITDA is a non-IFRS measure calculated as profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities, (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions, and (x) other items not indicative of our ongoing operating performance
2 Adjusted Free Cash Flow is a non-IFRS measure defined as net cash flows from operating activities less capital expenditures (including assets acquired under lease arrangements), plus proceeds from disposal of property, plant and equipment, and excluding changes in working capital related to loans and advances to customers, and deposits from the digital banking business.
3 Our 2028 guidance has not accounted for the Adjusted EBITDA contributions of $60 million from foodpanda Taiwan, which will be accretive to the guidance once the acquisition is closed.

Under the CFP agreement, Grab may acquire Class A ordinary shares by reference to daily prices at a pre‑agreed strike price, with the number of shares acquired at a discount to a pre-set reference price subject to a specified upper threshold level. The number of shares acquired in respect of a day is reduced if the pre-set reference price falls within a certain price range and no shares will be acquired in respect of any day if the market price exceeds the specified upper threshold level. The total number of shares to be repurchased will depend on Grab's share price performance over the term of the transaction and is subject to the terms and conditions of the CFP agreement. The aggregate amount payable by Grab under the CFP agreement will not exceed $150 million and the settlement of the shares will take place on a settlement date scheduled in July 2026.
The ASR and CFP will be funded from Grab's existing cash reserves and will be executed under the $500 million share repurchase program authorized by Grab's Board of Directors in February 2026, the second such program in the Company's history. Following the completion of these transactions, Grab will have deployed $400 million of the $500 million authorization, with the remaining capacity providing flexibility for additional repurchases. Grab's gross cash liquidity4 stood at $7.4 billion and net cash liquidity5 at $5.4 billion as of December 31, 2025, providing a robust foundation to fund ongoing operations, invest in growth, and return capital to shareholders. The ASR and CFP will enable Grab to execute its repurchase activity in a timely and efficient manner.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements regarding Grab's goals, targets, projections, guidances (or reaffirmation thereof), outlooks, beliefs, expectations, strategy and plans, and statements regarding the goals, targets and benefits of the accelerated share repurchase or contingent forward purchase, as well as the anticipated terms, timing and completion of the share repurchases Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab's ability to execute the contemplated accelerated share repurchase and contingent forward purchase, on the expected terms, on the anticipated timing or at all; Grab's ability to grow at the desired rate or scale and its ability to manage its growth; its ability to successfully execute its growth strategies; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer
4 Gross cash liquidity is a non-IFRS financial measure. It includes cash on hand, short-term and long-term time deposits, marketable securities and restricted cash. Grab uses gross cash liquidity and net cash liquidity to assess our ability to meet short-term obligations and invest in growth opportunities.
5 Net cash liquidity includes gross cash liquidity less loans and borrowings.

incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab's annual report on Form 20-F for the year ended December 31, 2025, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).
Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.
Non-IFRS Financial Measures
This document includes references to non-IFRS financial measures. Grab uses Adjusted EBITDA for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab's management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. Adjusted Free Cash Flow excludes the effects of the movement in working capital for our lending and digital banking deposit activities. Grab uses Adjusted Free Cash Flow to monitor business performance and assess its cash flow activity other than its lending and digital banking deposit activities, and Grab's management believes that the additional disclosure serves as a useful indicator for comparison with the cash flow reporting of certain of its peers. Grab uses gross cash liquidity and net cash liquidity to assess our ability to meet short-term obligations and invest in growth opportunities.
However, there are a number of limitations related to the use of non-IFRS financial measures, and as such, the presentation of these non-IFRS financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. With regard to forward-looking non-IFRS guidance and targets provided in this document and the investor webcast, Grab is unable to provide a reconciliation of these forward-looking non-IFRS measures to the most directly comparable IFRS measures without unreasonable efforts because the information needed to reconcile these measures is dependent on future events, many of which Grab is unable to control or predict.
About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 900 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.
We use our website as a means of disclosing material information about our company. Such disclosures will be included on our website in the “Investor Relations'' section or at investors.grab.com. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this document and is not incorporated by reference herein.

Investor Relations Contact
Grab Holdings Limited
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Media Contact
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